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Madrid

Attention:	Jenny Oshanick

Jennifer Angelini

Re:	Blaize Holdings, Inc.

Registration Statement on Form S-1

Filed on July 18, 2025

File No. 333-288742

Ladies and Gentlemen:

This letter is sent on behalf of Blaize Holdings, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated July 25, 2025 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Form S-1 filed July 18, 2025

General

1.

We note your disclosure that you are seeking to register up to 769,231 shares of common stock that are issuable to Cantor Fitzgerald (e.g. based on information on the cover page, pages 7, 10 and 122). Please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the Securities Act 1933 prior to your attempt to register the resale of the shares. In your analysis, please consider the

July 28, 2025

Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations. In addition, please file the Engagement Letter and Cantor Letter Agreement with Cantor Fitzgerald as exhibits to your registration statement. Finally, we note that the table on page 122 cross-references footnotes (1) – (3), but those do not appear. Please revise to clarify.

Response:

The Company respectfully acknowledges the Staff’s comment and has clarified the disclosure on the Cover Page and pages 7, 10 and 122 in Amendment No. 1 to confirm that the 769,231 shares of common stock were issued to Cantor Fitzgerald concurrently with the previous filing of the Original Registration Statement on July 15, 2025. Accordingly, the Company believes it has completed the private placement under Section 4(a)(2) of the Securities Act of 1933 concurrently with registering such shares for resale and hereby confirms that the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations was considered prior to registering such shares for resale and has been complied with. Additionally, the Company has revised the disclosure on page 122 of Amendment No. 1 to provide the cross-reference footnotes (1)-(4). The Company respectfully notes that the Engagement Letter, dated as of April 11, 2025, by and between the Company and Cantor Fitzgerald (the “Engagement Letter”) and Cantor Letter Agreement are each references to the same Engagement Letter. Further, the Company respectfully advises the Staff that the Engagement Letter is not required to be filed as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K. The Engagement Letter is not an underwriting agreement or agreement with a principal underwriter that would be required to be filed pursuant to Item 601(b)(1) of Regulation S-K nor is it material in the Company’s view and therefore is not required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. There is nothing in the Engagement Letter with Cantor Fitzgerald that is material to an understanding of the Company’s business and the Company has included disclosure in Amendment No. 1 of all material terms contained within the Engagement Letter for the benefit of investors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Ryan J. Lynch of Latham & Watkins LLP at (713) 546-7404 or ryan.lynch@lw.com.

Sincerely,

/s/ Ryan J. Lynch
Ryan J. Lynch

cc:	Via E-mail

Ryan J. Lynch, Esq.

Ryan J. Maierson, Esq.